UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 3) *

                                  BENIHANA INC.
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                                (Name of Issuer)

                     Common Stock, par value $.10 per share
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                         (Title of Class of Securities)

                                    082047101
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                                 (CUSIP Number)

                           David H. Wollmuth, Esq.
                           Wollmuth Maher & Deutsch LLP
                           500 Fifth Avenue, Suite 1200
                           New York, New York 10110
                           212-382-3300
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 1, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 082047101                                                Page 2 of 9
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         This Amendment No. 3 to Schedule 13D relating to Benihana Inc., a
Delaware corporation (the "Issuer"), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission ("Commission") on June 8, 1998, as amended by Amendment No. 1 thereto filed with the Commission on June 4, 2001 and Amendment No. 2 thereto filed with the Commission on August 4, 2004.

-------------- -----------------------------------------------------------------
               Names of Reporting Persons / I.R.S. Identification No. of
               Above Person (entities only):
      1        TRUST U/A JUNE 8, 1998, BETWEEN ROCKY H. AOKI, AS GRANTOR,
               AND KEVIN AOKI, KANA AOKI NOOTENBOOM F/K/A KANA GRACE AOKI,
               KYLE AOKI AND KENNETH PODZIBA, AS TRUSTEES.
               I.R.S. IDENTIFICATION NUMBER 13-7141606
-------------- -----------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group
               (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
-------------- -----------------------------------------------------------------
               SEC Use Only
      3
-------------- -----------------------------------------------------------------
               Source of Funds (See Instructions)
      4
               NOT APPLICABLE
-------------- -----------------------------------------------------------------
               Check if Disclosure of Legal Proceedings is Required Pursuant
      5        to Items 2(d) or 2(e)
                                                                            [ ]
-------------- -----------------------------------------------------------------
               Citizenship or Place of Organization
      6
               New York
---------------------------- ------- -------------------------------------------
                                     Sole voting power
                               7                                 None

                             ------- -------------------------------------------
     Number of Shares                Shared voting power
       Beneficially            8                                1,435,668
       Owned by Each
   Reporting Person with     ------- -------------------------------------------
                                     Sole dispositive power
                               9                                 None

                             ------- -------------------------------------------
                                     Shared dispositive power
                               10                               1,435,668
-------------- -----------------------------------------------------------------
               Aggregate Amount Beneficially Owned by Each Reporting Person
     11
               1,435,668
-------------- -----------------------------------------------------------------
               Check box if the Aggregate Amount in Row (11) Excludes
               Certain Shares (See Instructions)
     12                                                                      [ ]
-------------- -----------------------------------------------------------------
               Percent of Class Represented by Amount in Row (11)
     13
               52.7%* *Based on the number of shares outstanding as of January 31, 2006 as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on February 10, 2006 minus the 100,000 shares converted by the undersigned into Class A Common Stock of the Issuer.
-------------- -----------------------------------------------------------------
               Type of Reporting Person (See Instructions)
     14
               OO
-------------- -----------------------------------------------------------------

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CUSIP No. 082047101                                                Page 3 of 9
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-------------- -----------------------------------------------------------------
               Names of Reporting Persons/I.R.S. Identification No. of
               Above Person (entities only)
      1        BENIHANA OF TOKYO, INC.
               I.R.S. IDENTIFICATION NUMBER 13-1998703
-------------- -----------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group
               (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
-------------- -----------------------------------------------------------------
               SEC Use Only
      3
-------------- -----------------------------------------------------------------
               Source of Funds (See Instructions)
      4
               NOT APPLICABLE
-------------- -----------------------------------------------------------------
               Check if Disclosure of Legal Proceedings is Required Pursuant
      5        to Items 2(d) or 2(e)
                                                                             [ ]
-------------- -----------------------------------------------------------------
               Citizenship or Place of Organization
      6
               New York
---------------------------- ------- -------------------------------------------
                                     Sole voting power
                               7                                       None

                             ------- -------------------------------------------
     Number of Shares                Shared voting power
       Beneficially            8                                       1,435,668
       Owned by Each
   Reporting Person with     ------- -------------------------------------------
                                     Sole dispositive power
                               9                                       None

                             ------- -------------------------------------------
                                     Shared dispositive power
                               10                                      1,435,668
-------------- -----------------------------------------------------------------
               Aggregate Amount Beneficially Owned by Each Reporting Person

     11        1,435,668
-------------- -----------------------------------------------------------------
               Check box if the Aggregate Amount in Row (11) Excludes Certain
               Shares (See Instructions)
     12                                                                      [ ]
-------------- -----------------------------------------------------------------
               Percent of Class Represented by Amount in Row (11)
     13
               52.7%* *Based on the number of shares outstanding as of January
               31, 2006 as set forth in the Issuer's Form 10-Q filed with the
               Securities and Exchange Commission on February 10, 2006 minus the
               100,000 shares converted by the undersigned into Class A Common
               Stock of the Issuer.
-------------- -----------------------------------------------------------------
               Type of Reporting Person (See Instructions)
     14
               CO
-------------- -----------------------------------------------------------------

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CUSIP No. 082047101                                                Page 4 of 9
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ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      Name of Reporting Persons Filing:

                  Trust U/A June 8, 1998, between Rocky H. Aoki, as Grantor, and Kevin Aoki, Kana Aoki Nootenboom f/k/a Kana Grace Aoki, Kyle Aoki and Kenneth Podziba, as Trustees (the "Trust"). The Trust was formed under the laws of New York to hold certain Voting Trust Certificates (and, indirectly, the 1,435,668 shares of Issuer's common stock (the "Shares")). Benihana of Tokyo, Inc., a New York corporation, owns all of the Shares. All of the issued and outstanding capital stock of Benihana of Tokyo, Inc. ("BOT") is owned by the Trust and is no longer subject to the Voting Trust Agreement U/A dated as of February 2, 1983, among Rocky H. Aoki, as Grantor, Rocky H. Aoki, Katsu Aoki and Darwin C. Dornbush, as Trustees, and Benihana of Tokyo, Inc. Information as to the identity and background of the executive officers, directors and control persons of BOT and, to the best of the knowledge of the Reporting Persons, the trustees of the Trust are set forth on APPENDIX A attached hereto, which is incorporated herein by reference (collectively, the "Principals").

         (b)      The principal business address of the Reporting Persons is:

                  c/o Benihana of Tokyo, Inc.
                  2005 Kalia Road
                  Honolulu, Hawaii 96815

                  The principal business addresses of the Principals are set forth on Appendix A hereto.

         (c) The principal business of BOT is the operation of certain Benihana restaurants in Hawaii. The principal business of the Trust is to own all of the Shares of BOT. The present principal occupations or employment of the Principals are set forth on Appendix A hereto.

         (d) During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the Principals, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the Principals, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws was issued nor a finding of any violation with respect to such laws was made.

         (f) To the knowledge of the Reporting Persons, all of the Principals are United States citizens.

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CUSIP No. 082047101                                                Page 5 of 9
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ITEM 4.      PURPOSE OF TRANSACTION.

The information is Item 4 is hereby amended and restated as follows:

         On July 2, 2004, Benihana of Tokyo, Inc. commenced an action styled BENIHANA OF TOKYO, INC. V. BENIHANA INC., ET AL. in the Court of Chancery of the State of Delaware against the Issuer, members of the Issuer's Board of Directors and BFC Financial Corporation ("BFC"). The action seeks temporary and permanent injunctive relief, and unspecified monetary damages and recovery of costs and expenses, in connection with the Issuer's recent closing of a $20,000,000 sale of a new class of convertible preferred stock of the Issuer to BFC. John E. Abdo, a director of the Issuer, serves as a Vice Chairman, director, and is a significant shareholder of BFC. The action seeks to, among other relief sought, declare the sale void AB INITIO as ULTRA VIRES, enjoin BFC from voting any shares obtained through the sale, and rescind the sale of preferred stock to BFC. On December 8, 2005, the Delaware Court of Chancery issued a decision denying all of BOT's requests for relief and damages. On January 20, 2006, BOT filed a notice of appeal with respect to such decision.

         The Reporting Persons intend to monitor and evaluate their investment in the Issuer on a continuing basis. Except as set forth above, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), of Item 4 of Schedule 13D. The Reporting Persons, however, may at any time and from time to time, review or reconsider their position with respect to any of such matters. The Reporting Persons retain the right to change their investment intent, make further acquisitions of shares of the Issuer's common stock from one or more sellers in the open market or otherwise and/or dispose of all or a portion of their shares of common stock in the open market or otherwise.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(1)(a) Number of shares beneficially owned by Trust U/A June 8, 1998, between Rocky H. Aoki, as Grantor, and Kevin Aoki, Kana Aoki Nootenboom f/k/a Kana Grace Aoki, Kyle Aoki and Kenneth Podziba, as Trustees:

                  1,435,668 (52.7%* of the Common Stock)

(1)(b)   Number of shares as to which such person has:

         (i)     Sole power to vote or to direct the vote:

                  None

         (ii)    Shared power to vote or to direct the vote:

                  1,435,668

         (iii)   Sole power to dispose or to direct the disposition of:

                  None

         (iv)    Shared power to dispose or to direct the disposition of:

                  1,435,668

(1)(c) Trust U/A June 8, 1998, between Rocky H. Aoki, as Grantor, and Kevin Aoki, Kana Aoki Nootenboom f/k/a Kana Grace Aoki, Kyle Aoki and Kenneth Podziba, as Trustees, has not engaged in any transactions in the common stock during the past 60 days, except for the sales by Benihana of Tokyo, Inc. described in Item 2(c).

(1)(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock.

* Based on the number of shares outstanding as of January 31, 2006 as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on February 10, 2006 minus the 100,000 shares converted by the undersigned into Class A Common Stock of the Issuer.

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CUSIP No. 082047101                                                Page 6 of 9
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(2)(a)   Number of shares beneficially owned by Benihana of Tokyo, Inc.:

                  1,435,668 (52.7%* of the Common Stock)

(2)(b)   Number of Shares as to which such person has:

         (i)      Sole power to vote or to direct the vote:

                  None

         (ii)     Shared power to vote or to direct the vote:

                  1,435,668

         (iii)    Sole power to dispose or to direct the disposition of:

                  None

         (iv)     Shared power to dispose or to direct the disposition of:

                  1,435,668

(2)(c) During the sixty days preceding the filing of this Amendment No. 3, Benihana of Tokyo, Inc. converted the following shares of Common Stock into an equivalent number of shares of Class A Common Stock of the Issuer and sold such shares of Class A Common Stock on the open market:

         Date              Number of Shares          Price Per Share
         ----              ----------------          ---------------

         2/27/06           32,700                    27.235
         3/01/06            3,980                    27.05
         3/01/06            1,000                    27.06
         3/01/06            1,000                    27.09
         3/01/06           35,240                    27.10
         3/01/06           14,220                    27.11
         3/01/06            4,160                    27.12
         3/01/06            7,100                    27.15
         3/01/06              300                    27.20
         3/01/06              300                    27.23


(2)(d) No person other than the Trust has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock.

* Based on the number of shares outstanding as of January 31, 2006 as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on February 10, 2006 minus the 100,000 shares converted by the undersigned into Class A Common Stock of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 - Joint Filing Agreement among Trust U/A June 8, 1998, between Rocky H. Aoki, as Grantor, and Kevin Aoki, Kana Aoki Nootenboom f/k/a Kana Grace Aoki, Kyle Aoki and Kenneth Podziba, as Trustees;
         and Benihana of Tokyo, Inc.

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CUSIP No. 082047101                                                Page 7 of 9
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                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief, each of the undersigned persons certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 3, 2006.



                                       TRUST U/A JUNE 8, 1998 BETWEEN ROCKY H.
                                       AOKI, AS GRANTOR, AND KEVIN AOKI, KANA
                                       AOKI NOOTENBOOM F/K/A KANA GRACE AOKI,
                                       KYLE AOKI AND KENNETH PODZIBA, AS
                                       TRUSTEES


                                       By: /s/ KANA AOKI NOOTENBOOM
                                          ------------------------------------
                                       Name:  Kana Aoki Nootenboom
                                       Title: Trustee


                                       BENIHANA OF TOKYO, INC.



                                       By: /s/ KANA AOKI NOOTENBOOM
                                          ------------------------------------
                                       Name:  Kana Aoki Nootenboom
                                       Title: Director

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CUSIP No. 082047101                                                Page 8 of 9
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                                   APPENDIX A


                           IDENTITY AND BACKGROUND OF
                        DIRECTORS AND EXECUTIVE OFFICERS
                    OF BENIHANA OF TOKYO, INC. AND THE TRUST


NAME AND POSITION                                             PRESENT OCCUPATION OR EMPLOYMENT
WITH BENIHANA OF TOKYO, INC.                                  AND BUSINESS ADDRESS
------------------------------------------------------------ ---------------------------------------------------------
Kana Aoki Nootenboom,                                        Vice-President, Assistant Secretary and Director of
                                                             Benihana of Tokyo, Inc.
Vice-President, Assistant Secretary and Director
                                                             2005 Kalia Road, Honolulu, Hawaii 96815
------------------------------------------------------------ ---------------------------------------------------------
Echo Aoki,                                                   Treasurer, Assistant Secretary and Director of Benihana
                                                             of Tokyo, Inc.
Treasurer, Assistant Secretary and Director
                                                             2005 Kalia Road, Honolulu, Hawaii 96815
------------------------------------------------------------ ---------------------------------------------------------
Kenneth Podziba,                                             Commissioner, The New York City Sports Commission
Director
                                                             2 Washington Street, 15th Floor, New York, New York
                                                             10004



NAME AND POSITION                                            PRESENT OCCUPATION OR EMPLOYMENT
WITH THE TRUST                                               AND BUSINESS ADDRESS
------------------------------------------------------------ ---------------------------------------------------------
Kana Aoki Nootenboom,                                        Vice-President, Assistant Secretary and Director of
                                                             Benihana of Tokyo, Inc.
Trustee
                                                             2005 Kalia Road, Honolulu, Hawaii 96815
------------------------------------------------------------ ---------------------------------------------------------
Kevin Aoki,                                                  Vice-President, Marketing and Director of Benihana, Inc.
Trustee
                                                             8685 Northwest 53rd Terrace, Miami, Florida 33166
------------------------------------------------------------ ---------------------------------------------------------
Kyle Aoki,                                                   Student
Trustee
                                                             c/o Benihana of Tokyo, Inc. 2005 Kalia Road, Honolulu,
                                                             Hawaii, 96815
------------------------------------------------------------ ---------------------------------------------------------
Kenneth Podziba,                                             Commissioner, The New York City Sports Commission
Trustee**                                                    2 Washington Street, 15th Floor, New York, New York 10004

*Kenneth Podziba also serves as a delegee of the Trust with respect to matters relating to the litigation described in Item 4 of Amendment No. 2 to this Schedule 13D.

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CUSIP No. 082047101                                                 Page 9 of 9
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                                    EXHIBIT 1

                             Joint Filing Agreement

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D. This Joint Filing Agreement shall be included as an exhibit to such joint filing. In evidence thereof, each of the undersigned being duly authorized, hereby execute this Agreement this 3rd day of March, 2006.



                                         TRUST U/A JUNE 8, 1998 BETWEEN ROCKY H.
                                         AOKI, AS GRANTOR, AND KEVIN AOKI, KANA
                                         AOKI NOOTENBOOM F/K/A KANA GRACE AOKI,
                                         KYLE AOKI AND KENNETH PODZIBA, AS
                                         TRUSTEES


                                         By: /s/ KANA AOKI NOOTENBOOM
                                             ---------------------------------
                                         Name:  Kana Aoki Nootenboom
                                         Title: Trustee


                                         BENIHANA OF TOKYO, INC.



                                         By: /s/ KANA AOKI NOOTENBOOM
                                             ---------------------------------
                                         Name:  Kana Aoki Nootenboom
                                         Title: Director